                                                                       EX-(b)(1)


 This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional adviser.


                               COUNSEL CORPORATION

                               NOTICE OF VARIATION
                                     OF THE
                                OFFER TO PURCHASE

     ALL OF THE OUTSTANDING 6% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
                          MATURING OCTOBER 31, 2003 OF

                               COUNSEL CORPORATION

                                 ON THE BASIS OF
             US$750 FOR EACH US$1,000 PRINCIPAL AMOUNT OF DEBENTURES

         The Offer, as amended in accordance with this Notice of Variation, will be open for acceptance until 5:00 p.m. (local time) on October 20, 2003, unless further extended or withdrawn.

         Debentureholders who wish to accept the Offer must properly complete and execute the Consent, Letter of Transmittal and Election Form and deposit it, together with certificates representing their Debentures, in accordance with the instructions in the Consent, Letter of Transmittal and Election Form. Alternatively, holders of Debentures for which certificates are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery and in accordance with Section 7 of the Offer - "Procedure for Depositing Debentures and Consenting".

         Debentureholders whose Debentures are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to accept the Offer.

         Questions and requests for assistance may be directed to the Dealer Manager and additional copies of this Notice of Variation, the Offer and Circular, the Consent, Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery may be obtained without charge on request from Computershare Trust Company of Canada at any of its offices shown on the last page of this Notice of Variation.

         This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Debentureholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Counsel or its agents may, in their sole discretion, take such action as they deem necessary to extend the Offer to Debentureholders in such jurisdiction.

         ALL REFERENCES IN THIS NOTICE OF VARIATION TO "DOLLARS" AND "$" REFER TO U.S. DOLLARS UNLESS OTHERWISE EXPRESSLY STATED.

                   ------------------------------------------

                      The Dealer Manager for the Offer is:

                             BMO Nesbitt Burns Inc.

October 10, 2003

                               NOTICE OF VARIATION

TO:      HOLDERS OF DEBENTURES OF COUNSEL CORPORATION

         Reference is made to the Offer dated September 12, 2003 made by Counsel to purchase all of the issued and outstanding Debentures.

         The Offer continues to be governed by the terms set forth in the Offer and Circular, the Consent, Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery, all as amended and supplemented by this Notice of Variation. This Notice of Variation should be read carefully and in conjunction with the Offer. All references to the "Offer" in the Offer and Circular, the Consent, Letter of Transmittal and Election Form, the Notice of Guaranteed Delivery and this Notice of Variation mean the Offer as amended by this Notice of Variation.

         Unless otherwise indicated, capitalized terms used in the Notice of Variation shall have the meanings ascribed thereto in the Offer, as amended. Reference is made to the Offer for details of its terms and conditions.

         The Consent, Letter of Transmittal and Election Form and Notice of Guaranteed Delivery should be used to effect a valid deposit of Debentures. Additional copies of this Notice of Variation, the Offer and Circular, the Consent, Letter of Transmittal and Election Form and the Notice of Guaranteed Delivery may be obtained without charge on request from Computershare Trust Company of Canada at its office shown on the last page of this Notice of Variation.

         Counsel has amended the Offer by: (i) providing Debentureholders with a summary of a valuation obtained in respect of the Debentures as described below under "VALUATION"; (ii) amending the conditions of the Offer as described below under "CONDITIONS OF THE OFFER"; (iii) varying the Proposed Amendments to the Trust Indenture, and (iv) adding certain additional information to the Circular, both (iii) and (iv) as described below under "AMENDMENTS TO THE CIRCULAR".

VARIATION OF OFFER

         Valuation

         Counsel had obtained exemptive relief from the applicable Canadian securities regulatory authorities (the "Regulatory Authorities") from the requirement to provide an independent opinion as to a value or range of values for the Debentures based upon a submission, among others, that there was no material value to the convertibility feature of the Debentures. Subsequent to obtaining such exemptive relief, Counsel elected to exercise its option under
Section 3.11 of the Existing Trust Indenture to pay the aggregate principal amount of Debentures on maturity in Common Shares (the "Share Payment Option"). Under the Share Payment Option, Debentureholders that elect not to tender their Debentures into this Offer will be entitled to receive 690 Common Shares per US$1,000 principal amount of Debentures on maturity. Accordingly, the Debentures now trade, at least in part, based on the value of the Common Shares. As such, Counsel has obtained a formal valuation of the Common Shares to assist Debentureholders in evaluating this Offer.

         On September 26, 2003 the Audit Committee of the board of directors of Counsel, which is comprised entirely of independent directors, considered, on behalf of the board, an appropriate valuator to retain to complete the valuation. The Audit Committee retained Capital Canada Limited ("Capital Canada") to prepare a valuation with an effective date of August 29, 2003 and supervised the preparation of the valuation.

         On October 8, 2003, the board of directors met to consider the preliminary report of Capital Canada and delegated the authority to approve the final form of the valuation report to the Audit Committee. On October 9, 2003 the Audit Committee met to consider the final valuation report of Capital Canada and approved the delivery of a summary of the valuation report to each Debentureholder pursuant to this Notice of Variation.

         Counsel hereby deletes Section 7 of the Offer - "Valuation Exemption", which describes the exemptive relief obtained, and replaces it with the following Section 7 - "Valuation", which summarizes the valuation.

         7.       SUMMARY OF VALUATION

                  Engagement of Valuator. Capital Canada was engaged by the Audit Committee on September 26, 2003 (the "Engagement") to provide a formal valuation pursuant to applicable securities laws and Ontario Securities Commission Rule 61-501 and Policy Statement Q-27 of the Commission des valeurs mobilieres du Quebec (collectively the "Policies") as to the range of values (the "Valuation") of the Common Shares. Pursuant to the terms of the engagement, Capital Canada will receive a fee of Cdn$75,000 for its services and will be reimbursed for its reasonable out-of-pocket expenses. In addition, Counsel has agreed to indemnify Capital Canada, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services. The compensation payable to Capital Canada is not contingent in whole or in part on the success of the Offer or on the conclusions reached in the Valuation.

                  Credentials of Valuator. Canada Capital was established in 1975 and provides investment banking services in the areas of business and securities valuations, financial opinions, corporate finance, and acquisitions, divestitures and mergers of middle-market companies. Capital Canada has experience in transactions involving valuations and fairness opinions of private and publicly traded companies.

                  The Valuation is the opinion of Capital Canada and its form and content have been approved by a committee of senior investment banking professionals of Capital Canada, each of whom is experienced in merger, acquisition, divestiture, and valuation matters.

                  Independence of Valuator. Neither Capital Canada nor any of its affiliates is an insider, associate or affiliate of Counsel. Capital Canada has had no role in developing the Offer and its entitlement to fees is not in any way contingent upon completion of the Offer. Neither Capital Canada nor any of its affiliates is an advisor to Counsel or any of its affiliates, associates or insiders in respect of the Offer or is a manager, co-manager or member of a soliciting dealer group formed in respect of the Offer. In the 24-month period preceding the Engagement, Capital Canada has not been engaged to provide financial advisory services, consulting services or to act as lead or co-lead underwriter of securities of Counsel or any of its affiliates, associates or insiders.

                  Having reviewed all such circumstances, Capital Canada believes that it is independent within the meaning of the Policies in the preparation of the Valuation. The fees paid to Capital Canada pursuant to the Engagement are not financially material to Capital Canada. No understandings or agreements exist between Capital Canada and either Counsel or any of its affiliates, associates or insiders with respect to future financial advisory services.

                  Scope of Review. In connection with the Valuation, Capital Canada has made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances, including reviewing extensive information provided by Counsel, and holding interviews and discussions with the senior management of Counsel. Capital Canada's review consisted primarily of inquiry, review, analysis and discussion of this information. As well, Capital Canada has referred to and made use of limited general industry and economic information obtained from other sources as considered reliable and necessary in the circumstances. Capital Canada was not denied access to any information they requested.

                  Copy of Valuation. Capital Canada delivered the Valuation to the Audit Committee on October 9, 2003 and the Valuation has an effective date of August 29, 2003. A copy of the full Valuation may be obtained on request from Counsel Corporation at The Exchange Tower, Suite 1300, P.O. Box 435, Toronto, Ontario M5X 1E3. The Valuation should be read in its entirety.

                  General Assumptions and Limitations. Capital Canada relied, without independent verification, upon and assumed the completeness and accuracy of all financial and other information, data, advice, opinions, appraisals, valuations, representations and other material obtained by it from public sources or provided to it by or on behalf of Counsel, and the Valuation is conditional upon such completeness and accuracy.

                  The Valuation is rendered on the basis of Capital Canada's assessment of the general business, financial, economic and securities market conditions prevailing as at the date of the Valuation and on the basis of the condition and prospects, financial and otherwise, of Counsel as reflected in the information and documents reviewed by Capital Canada and as they were represented to Capital Canada in its discussions with senior management of Counsel.

                  Capital Canada is not commenting on, nor is it in a position to comment on, the likely trading price or marketability of Counsel's Common Shares on the public markets.

                  Capital Canada believes that the Valuation must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analysis together with the restrictions, limitations and assumptions contained in the full Valuation report, could create a misleading view of the process underlying the Valuation. The preparation of a valuation opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

                  Definition of Fair Market Value. In completing the Valuation, Capital Canada has relied on the concept of "value" as determined by fair market value, which for the purposes of the Valuation is defined as the highest price, expressed in terms of money or money's worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm's length, where neither party is under any compulsion to act. Capital Canada has made no downward adjustment to the fair market value of the Common Shares to reflect the liquidity of the Common Shares, the effect of the Offer or the fact that the Common Shares held by individual shareholders might form part of a controlling interest.

                  Approach to Value. The Valuation is based upon techniques and assumptions that Capital Canada considers appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Common Shares.

                  As Counsel Corporation is an investment holding company, it is Capital Canada's view that an adjusted asset approach should be used to determine the Net Asset Value ("NAV") of Counsel's holdings. This methodology is consistent with industry practice in valuing diversified holding companies. To determine the fair market value of Counsel's Common Shares, Capital Canada applied a holding company discount to the NAV consistent with the trading of other publicly traded diversified holding companies.

                  In valuing the different ownership assets of Counsel, Capital Canada reviewed the results of several different valuation methodologies including discounted cash flow methodology, comparable company analysis, precedent transaction analysis and market value analysis. The methodologies used were dependant on the information available and the standard practice in that sector. As Counsel's investment in I-Link Incorporated ("I-Link") represents the its most significant asset, Capital Canada estimated the fair market value of Counsel's pro rata equity interest in I-Link using a discounted cash flow methodology.

                  Valuation Summary. To arrive at a value of Counsel, Capital Canada added the NAV of Counsel's various holdings, which are discussed in detail in the full Valuation.

                                                             Low           High
            Counsel's Ownership Asset Value                 Value         Value
            -------------------------------                --------     --------
            $000s
            Real estate assets                             $ 13,161     $ 13,161
            Portfolio investments                             7,026        7,566
            Discontinued operations
               Long-term care                                14,664       14,664
               Discontinued real estate                       8,073        8,073
               Mortgage receivable from
                 Diversicare I LP                             1,379        1,379
               Participation in Diversicare VI LP             1,776        1,776
            Equity interest in I-Link                        67,797       92,790
                                                           --------     --------
            Total                                           113,877      139,409
                                                           --------     --------
            Market Value of Other Assets                     40,546       40,546
                                                           --------     --------
            Market Value of Liabilities                      73,979       73,979
                                                           --------     --------
            NAV of Counsel                                   80,443      105,976
                                                           ========     ========

         Capital Canada also added the market value of the other assets of Counsel and deducted the market value of certain other liabilities to calculate the NAV of Counsel. Based on these adjustments, the resulting NAV range for Counsel is $80.4 million to $106.0 million.

                  Portfolio Company Discount to NAV. As Counsel owns a number of disparate assets, Capital Canada has applied a "portfolio discount" to the aggregate of the respective values of each of the assets in the portfolio. This reflects the fact that while the value of each asset may represent on an individual basis, the highest price obtainable, the mix and quantity of the assets may result in the bundle "en bloc" being less attractive to a purchaser than each one viewed individually. Given Counsel's disparate collection of assets (including discontinued assets not yet sold such as nursing homes, retirement centres, and real estate assets), some of which a purchaser of the entire company may want to dispose of rapidly, Capital Canada has applied a portfolio company discount of 10% to 15% to the NAV resulting in an equity value range for Counsel of $68.2 million to $95.2 million

                  Impact of Convertible Debentures on Value of Common Shares. Capital Canada examined the impact on the fair market value of the Common Shares under the assumption that no Debentureholders tender their Debentures to the Offer. Under this assumption, all Debentureholders would receive 690 Common Shares of Counsel per $1,000 of principal amount on maturity. This will result in approximately an additional 28,194,000 Common Shares being issued (based on the face value of the Debentures).

                  Valuation Conclusion. Based upon and subject to the foregoing, including the assumption that no Debentureholder tenders to the Offer, Capital Canada concluded that, as of August 29, 2003, the fair market value of each Common Share on a pro forma diluted basis was in the range of US$1.93 to US$2.51. However, if Debentureholders decide to tender to this Offer, the fair market value of the Common Shares will be higher as a result of fewer Common Shares being issued on maturity of the Debentures pursuant to the Share Payment Option (such increase being offset in part by Counsel increasing its debt to fund the purchase of Debentures pursuant to this Offer).

         Conditions of the Offer

         The Offer is hereby amended by replacing paragraph (a) of Section 9 of the Offer - "Conditions of the Offer", so that it now reads as follows:.

         "(a) there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Debentures which represents less than 45% of the Debentures outstanding;"

AMENDMENTS TO THE CIRCULAR

         Previous Purchases and Sales

         In addition to the purchase of Common Shares by Counsel under its normal course issuer bid, as described in Section 13 of the Circular - "Previous Purchases and Sales", Counsel also purchased the shares of certain departing employees pursuant to a separate exemption from the formal issuer bid requirements. Counsel purchased 250,000 Common Shares from departing employees in the twelve month period preceding the date of the Offer. These purchases were reported to the TSX and to the securities commissions on insider reports, but this information was inadvertently omitted from the Circular. Accordingly, the Circular is hereby amended by deleting the first sentence of Section 13 of the Circular - "Previous Purchases and Sales" and replacing it with the following:

         "During the 12 months preceding the date of the Offer, Counsel purchased 200,000 Common Shares on January 17, 2003 (at US$1.7215 per share) and 50,000 Common Shares on February 19, 2003 (at US$1.65 per share) from departing employees. No other securities of Counsel have been purchased or sold by Counsel other than as described below."

         Proposed Amendments to the Trust Indenture

         The Circular shall be amended by adding the following sentence at the end of the first paragraph in Section 3 of the Circular - "The Proposed Amendments to the Existing Trust Indenture":

         "The Proposed Amendments provide Counsel the right, among other things, to elect pay $750 in cash for each $1,000 principal amount of Debentures on maturity by delivering notice of such election to the Trustee on or before 5:00 pm (Toronto time) on the business day prior to the Maturity Date. Upon delivery of such notice, the previous election of Counsel to use the Share Payment Option on maturity shall be deemed null and void."

         The Proposed Amendments are set forth in full in the Supplemental Indenture.

RECENT DEVELOPMENTS

         On September 29, 2003, Counsel received notice of an application to the Superior Court of Justice (Ontario) made by Amaranth L.L.C. (the "Application"), a private investment fund that holds Debentures, seeking a court order to restrain Counsel from satisfying its obligation to pay the aggregate principal amount payable to Debentureholders by exercising the Share Payment Option in accordance with the Existing Trust Indenture. The Application seeks an order of the court declaring the notice of Counsel's intention to exercise its Share Payment Option, which was delivered to registered Debentureholders on September 9, 2003, to be invalid and of no effect. Counsel considers the application to be without merit and will defend its right to exercise its Share Payment Option vigorously. A court date of October 17, 2003 has been set to hear the Application. Counsel will disseminate the results of the court hearing on the Application by press release as soon as the court renders its decision.

MISCELLANEOUS

         Except as otherwise expressly set forth in this Notice of Variation, the terms and conditions set forth in the Offer remain applicable in all respects to the Offer.

OFFEREES' STATUTORY RIGHTS

         Securities legislation in certain of the provinces and territories of Canada provides holders of Debentures with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the holders of Debentures. However, such rights must be exercised within prescribed time limits. Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                       CERTIFICATE OF COUNSEL CORPORATION

         The contents of this Notice of Variation have been approved, and the sending, communication or delivery thereof to the holders of Debentures has been authorized, by the board of directors of Counsel. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Debentures subject to the Offer.


DATED:  October 10, 2003




              (signed) Allan Silber                     (signed) Gary Clifford

                  Allan Silber                               Gary Clifford
      Chairman and Chief Executive Officer              Chief Financial Officer




                       On behalf of the Board of Directors





             (signed) Frank Anderson               (signed) William H. Lomicka

             Frank Anderson, F.C.A.                    William H. Lomicka
                    Director                                Director



                        CONSENT OF CAPITAL CANADA LIMITED

TO:      Counsel Corporation

         We refer to the formal valuation dated October 9, 2003, which we prepared for Counsel Corporation in connection with the Offer made by Counsel Corporation to the holders of Debentures. We consent to the filing of the formal valuation with the Ontario Securities Commission and the inclusion of a summary of the formal valuation in this Notice of Variation. In providing such consent, we do not intend that any person other than Counsel Corporation rely upon such formal valuation.

                                               Capital Canada Limited


                                               (Signed) Glenn Bowman



                                               Toronto, Ontario

                                               October 10, 2003

                        The Depositary for the Offer is:

                      COMPUTERSHARE TRUST COMPANY OF CANADA



                      Computershare Trust Company of Canada
                        100 University Avenue, 9th Floor
                                Toronto, Ontario
                                     M5J 2Y1

                            Telephone: (514) 982-7888
                            Toll Free: 1-800-564-6253
                            Facsimile: (416) 981-9663
                e-mail address: caregistryinfo@computershare.com



                      THE DEALER MANAGER FOR THE OFFER IS:

                             BMO NESBITT BURNS INC.

                             BMO Nesbitt Burns Inc.
                        1 First Canadian Place, Suite 400
                                Toronto, Ontario
                                     M5X 1H3

                        For further information contact:
                                 Sachin Mahajan
                            Telephone: (416) 359-4773
                            Facsimile: (416) 359-4118






         ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY HOLDERS OF DEBENTURES TO THE DEALER MANAGER OR THE DEPOSITARY AT THEIR RESPECTIVE TELEPHONE NUMBERS AND LOCATIONS SET OUT ABOVE.